[STATE STREET RESEARCH LOGO]

Filed by State Street Research Equity Trust
Pursuant to Rule 425 Under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 of the Securities Exchange Act of 1934
Subject Company: State Street Research Equity Trust
SEC File No. 33-4296

This filing relates to the proposed reorganizations of certain series of State Street Research trusts ("State Street Research") into certain series of the BlackRock Funds ("BlackRock") pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on November 8, 2004, and which are incorporated by reference into this filing.

The following is a letter sent to certain shareholders of the series of the trusts reminding them to instruct the trusts on how to vote their shares.

December 22, 2004

                                   REMINDER

Dear Shareholder,

In mid-November, we mailed you proxy materials requesting your vote on an important proposal affecting your State Street Research fund(s). As of today, we have not received instructions on how to vote your shares. If you have already voted, we thank you for your consideration.

IF YOU HAVE NOT YET VOTED, PLEASE VOTE PROMPTLY IN ONE OF THE FOLLOWING WAYS:

   1.  ONLINE
       Vote online at the web site address listed on your proxy card.

   2.  PHONE
       Call the toll-free number printed on your proxy card.

   3.  MAIL
       Complete and sign the enclosed proxy card and return by mail in the enclosed prepaid return envelope (if mailed in the United States).

   4. IF YOU NEED ADDITIONAL ASSISTANCE A REPRESENTATIVE IS AVAILABLE. PLEASE CALL 1-877-288-6170 AS SOON AS POSSIBLE AND HAVE THE ENCLOSED PROXY CARE IN HAND TO PROVIDE OUR REPRESENTATIVE WITH THE INFORMATION REQUIRED TO CAST YOU VOTE.

As a shareholder, your vote is important. We hope that you will respond today to ensure that your shares will be represented at the meeting.

If you have any questions about the proxy materials you received, please call the number provided above or contact your financial advisor.

Sincerely,

/s/ Richard S. Davis

Richard S. Davis
Chairman of the Board
President & Chief Executive Officer


ADDITIONAL INFORMATION AND WHERE TO FIND IT

BlackRock Funds ("BlackRock") has filed Combined Prospectus / Proxy Statements with the Securities and Exchange Commission Registration Statements, on Form N-14 (Nos. 333-119445, 333-119446, 333-119447,
333-119448, 333-119449, 333-119450, 333-119451, 333-119452, 333-119453,
333-119454, 333-119456, 333-119458, 333-119459, 333-119461), of BlackRock and
certain State Street Research ("SSR") funds and other relevant materials regarding the proposed reorganizations (the "Reorganizations") of certain series of SSR trusts into certain series of BlackRock. The Combined Prospectus/Proxy Statements were sent to security holders of SSR funds seeking their approval of the Reorganizations. We urge you to read the Combined Prospectus/Proxy Statements filed by BlackRock with the SEC on November 8, 2004 and the other relevant materials filed by BlackRock or SSR with the SEC before voting or making any investment decision with respect to the Reorganizations, because they contain important information about BlackRock, SSR and the Reorganizations. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to:
BlackRock Funds, Bellevue park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441-7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.